
UR 4-1-04 ER

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/03___ AND ENDING ___12/31/03___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    Warren D. Nadel & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

                7 Walnut Street
                (No. and Street)

Glen Cove	New York	N542
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED MAR 3 0 2004 WASH DC 208 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Warren D. Nadel   (516) 656-3636
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    BDO Seidman, LLP

        (Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____Warren D. Nadel_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren D. Nadel & Company, as of _____December 31, 2003_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B



Warren D. Nadel & Company

Statement of Financial Condition
December 31, 2003

Warren D. Nadel & Company

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Stockholders
Warren D. Nadel & Company
Glen Cove, New York

We have audited the accompanying statement of financial condition of Warren D. Nadel & Company as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Warren D. Nadel & Company as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 18, 2004

Warren D. Nadel & Company

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 86,188
Due from clearing brokers (Note 1)	75,778
Receivable from affiliate (Note 3)	49,130
Deposit with clearing broker	25,000
Secured demand note receivable, collateralized (Note 2)	85,000
Securities owned:	
Marketable, at market value	18,900
Not readily marketable, at cost	46,575
Other assets	12,785
	$ 399,356

Liabilities and Stockholders' Equity

Liabilities:

Accrued expenses and other liabilities (Note 8)	$ 178,440
Liabilities subordinated to claims of general creditors (Note 2)	85,000

Commitments (Notes 4, 6, 7 and 8)

Stockholders' equity (Note 6):

Common stock, $.01 par value – shares authorized 100,000; issued and outstanding 54,441	544
Additional paid-in capital	920,940
Accumulated deficit	(785,568)
Total stockholders' equity	135,916
	$ 399,356

See accompanying summary of business and significant accounting policies
and notes to statement of financial condition.

4

Warren D. Nadel & Company

Summary of Business and Significant Accounting Policies

Securities Owned

The Company has an investment in 2,000 shares of common stock and 13,500 warrants of the NASDAQ Stock Market, Inc. The investment in common stock has been valued at market and the warrants have been valued, by management, at cost and are included in not readily marketable securities. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material. Each warrant is exercisable in four tranches, with one share of common stock, owned and held by the National Association of Securities Dealers, Inc. available for purchase in each tranche.

6

Summary of Business and Significant Accounting Policies

Business	Warren D. Nadel & Company ("Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company is also registered as an introducing broker with the Commodity Futures Trading Commission. The Company acts as an investment manager on a discretionary basis and trades primarily in equity securities and options for a select group of customer accounts whose accounts are carried on the books of another broker-dealer on a full disclosure basis.
	The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.
Cash and Cash Equivalents	The Company considers as cash and cash equivalents highly liquid debt instruments with original maturities of three months or less and money market funds.
Income Taxes	The Company is an S corporation for both Federal and New York State ("NYS") income tax purposes and, as such, income or loss flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal and a portion of its NYS income taxes.
Use of Estimates	The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1.	**Due from Clearing Brokers**	The Company has clearing agreements with two brokerage firms to carry its accounts. The clearing brokers have custody of the Company securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing brokers.

The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

2.	**Liabilities Subordinated to Claims of General Creditors**	Borrowings under a subordinated loan from a related party were $85,000 at December 31, 2003. These borrowings are noninterest bearing, and mature on January 31, 2007. The subordinated loan is covered by an agreement approved by the National Association of Securities Dealers, Inc. and the National Futures Association and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule and Commodity Futures Trading Commission's minimum financial requirements. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (Note 6). In conjunction with this borrowing, the Company was issued an $85,000 secured demand note collateralized by securities with a market value of approximately $77,000 and cash of $93,085.

3.	**Fixed Assets and Receivable from Affiliate**	Depreciation is provided on the double declining balance method over the estimated useful lives of five to seven years. At December 31, 2003, net fixed assets of $49,130 were sold to an affiliate.

| 4. | Related Party Transactions | The Company occupies premises under a lease agreement with an entity controlled by the Company's president and majority stockholder through December 31, 2018. |

The future minimum lease payments required under the lease are approximately:

Year ending December 31,	
2004	$ 110,700
2005	110,700
2006	110,700
2007	110,700
2008	110,700
Thereafter	1,107,000
	$1,660,500

| 5. | Commissions and Management Fees | Substantially all commissions and management fees are derived from a select group at managed accounts. |

| 6. | Regulatory Net Capital Requirement | The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum regulatory net capital, as defined, of $30,000. At December 31, 2003, the Company had regulatory net capital and regulatory net capital requirements of $108,440 and $30,000, respectively. The Company's net capital ratio was 1.65 to 1. |

7.	**Off-Balance Sheet Risk**	In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.
		The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.
8.	**Profit Sharing Plan**	The Company has a profit sharing plan covering all eligible employees. Company contributions vest equally at a rate of 20% a year, starting in the second year of service. For the year ended December 31, 2003, the Company accrued contributions of $62,530 to this plan.

 

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Stockholders
Warren D. Nadel & Company
Glen Cove, New York

In planning and performing our audit of the financial statements and supplemental schedule of Warren D. Nadel & Company ("Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and minimum financial requirements pursuant to Regulation 1.17 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. The periodic computations of minimum financial statements pursuant to Regulation 1.17.

5. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.


6.   The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulations 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's and the CFTC's objectives.



This report is intended solely for the use of management, the SEC, the CFTC, the National Association of Securities Dealers Regulation, Inc., the National Futures Association, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and CFTC Regulation 1.16 and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 18, 2004

Memo

To: Regulatory Authority

From: Warren D. Nadel & Company

Date: 3/29/04

Re: 2003 Annual Audited Financial Reports

The enclosed annual certified audited reports for this company are being filed in accordance with the previously approved extension.

